SEC Mail Processing

FEB 28 2024

Washington, DC

24000341

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
|---|
| 8-68263 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BDT & MSD PARTNERS, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

401 N. MICHIGAN AVE., SUITE 3100
(No. and Street)

| CHICAGO | IL | 60611 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| MICHAEL E. BURNS | 312-660-7308 | mburns@bdtmsd.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DELOITTE & TOUCHE LLP
(Name – if individual, state last, first, and middle name)

| 111 SOUTH WACKER DR. | CHICAGO | IL | 60606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 34 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

# BDT & MSD Partners, LLC

(SEC I.D. No. 8-68263)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE FOR THE YEAR ENDED DECEMBER 31, 2023, AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.

## OATH OR AFFIRMATION

I, MICHAEL E. BURNS, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BDT & MSD PARTNERS, LLC, as of DECEMBER 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NIKKI RUCKS
OFFICIAL SEAL
Notary Public - State of Illinois
My Commission Expires
February 03, 2027

NOTARY PUBLIC STATE OF ILLINOIS

Notary Public

Signature:

Title:
CHIEF FINANCIAL OFFICER

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

# BDT & MSD PARTNERS, LLC

## TABLE OF CONTENTS

Deloitte.

**Deloitte & Touche LLP**
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel:+1 312 486 1000
Fax:+1 312 486 1486
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of BDT & MSD Partners, LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of BDT & MSD Partners, LLC (the "Company") as of December 31, 2023, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Report on Supplemental Schedule**

The supplemental schedule g listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedule is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 9, 2024

*Deloitte + Touche LLP*

We have served as the Company's auditor since 2009.

# BDT & MSD PARTNERS, LLC

## STATEMENT OF FINANCIAL CONDITION
## AS OF DECEMBER 31, 2023

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 24,133,600 |
| Restricted cash | | 100,000 |
| Advisory fees and expense reimbursement receivables | | 21,365,698 |
| Deposits and other receivables | | 387,228 |
| TOTAL ASSETS | $ | 45,986,526 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| LIABILITIES | | |
| Payable to BDT Capital Partners, LLC | $ | 5,060,145 |
| Deferred advisory revenues | | 2,625,818 |
| Accrued liabilities | | 21,500 |
| SIPC fee accrual | | 120,206 |
| Total Liabilities | | 7,827,669 |
| MEMBER'S EQUITY | | 38,158,857 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 45,986,526 |

See accompanying notes to financial statements.

# BDT & MSD PARTNERS, LLC

## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2023

| | | |
|---|---|---|
| **REVENUES** | | |
| Advisory fees | $ | 85,731,798 |
| Private placement fees | | 37,299,516 |
| Interest income | | 606,113 |
| Total Revenues | | 123,637,427 |
| **EXPENSES** | | |
| Shared service and support fees | | 46,879,801 |
| Reimbursed expenses | | 840,262 |
| Regulatory fees | | 704,513 |
| Legal, professional and other expenses | | 1,566,687 |
| Total Expenses | | 49,991,263 |
| NET INCOME | $ | 73,646,164 |

See accompanying notes to financial statements.

## BDT & MSD PARTNERS, LLC

### STATEMENT OF CHANGES IN MEMBER'S EQUITY
### FOR THE YEAR ENDED DECEMBER 31, 2023

| | | |
|---|---|---|
| MEMBER'S EQUITY — January 1, 2023 | $ | 26,512,693 |
| Net Income | | 73,646,164 |
| Capital distributions to BDT & MSD Holdings, L.P. | | (62,000,000) |
| MEMBER'S EQUITY — December 31, 2023 | $ | 38,158,857 |

See accompanying notes to financial statements.

## BDT & MSD PARTNERS, LLC

### STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2023

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income | $ | 73,646,164 |
| Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities | | |
| Net Effect of Changes in: | | |
| Advisory fees and expense reimbursement receivables | | (12,603,140) |
| Deposits and other receivables | | 271,405 |
| Restricted cash | | (100,000) |
| Payable to BDT Capital Partners, LLC | | 2,690,890 |
| Deferred advisory revenues | | (1,833,626) |
| Accrued liabilities | | (284,737) |
| SIPC fee accrual | | 12,062 |
| Net cash provided by operating activities | | 61,799,019 |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Capital distributions to BDT & MSD Holdings, L.P. | | (62,000,000) |
| Net cash used in financing activities | | (62,000,000) |
| NET DECREASE IN CASH AND CASH EQUIVALENTS | | (200,981) |
| CASH AND CASH EQUIVALENTS — BEGINNING OF YEAR | | 24,334,581 |
| CASH AND CASH EQUIVALENTS — END OF YEAR | $ | 24,133,600 |

See accompanying notes to financial statements.

## 1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

**Organization** — BDT & MSD Partners, LLC (the "Company") is a wholly owned subsidiary of BDT & MSD Holdings, L.P. (the "Member"). The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on April 30, 2009, and was approved by the SEC and FINRA as a broker-dealer on October 14, 2009, whereby the Company commenced operations as a broker-dealer.

**Nature of Operations** — The Company seeks to provide long term, unbiased, trusted, solution-based advice primarily to closely held companies and their senior leaders/owners in the following areas: merger and acquisition advice, capital sourcing and restructuring, analysis of public/private alternatives, dividend policy, family and management succession, family offices, governance, creation of family and management legacies, philanthropic initiatives, and generational stewardship of ownership or sale. The Company also acts as a placement agent in the private placement of securities.

**Use of Estimates** — The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the year presented. Actual results could differ from management's estimates.

**Deferred Advisory Revenues** — Fees for advisory retainer services are recognized as income as the services are rendered and based on the parameters defined in the respective engagement letters. Any fees received in advance of the services being performed are recorded as deferred advisory fees on the statement of financial condition.

**Revenue** — Revenue consists primarily of (i) advisory retainer fees earned in connection with providing advisory services to clients, (ii) transaction-based advisory fees earned upon successful investment transactions and capital market activities, (iii) transaction-based advisory fees earned prior to the successful investment transactions and capital market activities, which are at the discretion of the client, are recognized upon written notice, (iv) private placement fees earned from services provided by the Company as a placement agent in the placement of private securities, and any associated reimbursable expenses.

*Advisory Fee Revenues*
Fees for advisory retainer services are recognized as income as the services are rendered and based on the parameters defined in the respective engagement letters. Any fees received in advance of the services being performed are recorded as deferred advisory fees. Transaction-based advisory fees are recognized upon the closing of the transaction and are typically paid on or around the closing of a transaction.

*Private Placement Fee Revenues*
Placement fees are recognized as revenue at a point in time when the performance obligation to place securities or financial instruments has been completed, as the engagement to provide such services represents a singular objective that does not transfer any notable value until formally completed.

**Cash and Cash Equivalents** — The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less at the date of purchase that are not held for sale in the ordinary course of business. As of December 31, 2023, the balance reflected on the statement of financial condition represented cash held at a major United States banking institution. Interest income from cash and cash equivalents is recorded in interest income on an accrual basis in the statement of operations.

**Restricted Cash** — The Company holds cash at a clearing broker in order to support underwriting activities. This amount is presented as a non-allowable asset in the Company's FOCUS reports and net capital calculations.

**Income Taxes** — The Company is a single member LLC and as such is not subject to federal or state income tax as taxable income is allocated to the Member for inclusion in the Member's tax returns. In accordance with the authoritative guidance for uncertainty in income taxes included within Financial Accounting Standards Board ("FASB") ASC 740, *Income Taxes*, the Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined that no reserves for uncertain tax positions were required. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability or expense has been recorded in the accompanying financial statements.

## 2. RELATED PARTY TRANSACTIONS

The Company, and MSD Partners, LLC and BDT Capital Partners, LLC ("BDTCP" and collectively as "BDT & MSD"), both affiliated entities, have entered into an Administrative Service and Expense Agreement ("ASEA"), whereby BDT & MSD provide personnel, office space, furniture and equipment, information technology ("IT") and telecommunications systems, insurance, market data, legal, accounting and compliance support and other services to the Company. The costs, both fixed and variable, are allocated using the methodology defined in the ASEA, which is subject to periodic review and modification by BDT & MSD. Salaries, benefits, incentive compensation, rent, utilities and other occupancy costs are allocated based on monthly time allocations. IT, market data, telecommunications, insurance, training and other costs are prorated based on the time allocated to the respective personnel.

Further, as an administrative function, BDT & MSD pay various expenses on behalf of the Company (primarily legal costs, professional fees, certain regulatory fees and travel expenses to be reimbursed by advisory clients) for which BDT & MSD submit these expenses for reimbursement from the Company on a periodic basis. The expenses paid on behalf of the Company are recorded as a Payable to BDTCP on the statement of financial condition and shared services and support fees in the statement of operations.

For the year ended December 31, 2023, the Company was charged $46,879,801 for these services, which are recorded in shared service and support fees expense in the statement of operations. The breakout by major category is as follows:

| | | |
|---|---|---|
| Salaries, benefits, and incentive compensation | $ | 42,487,609 |
| Rent, utilities, and other occupancy | | 3,333,181 |
| IT, market data, and telecommunications | | 797,364 |
| Insurance, training, and other | | 261,647 |
| Total shared service and support fees | $ | 46,879,801 |

The payable to BDT & MSD of $5,060,145 is included in Payable to BDT Capital Partners, LLC on the statement of financial condition and represents the amounts due under the ASEA as of December 31, 2023 as well as reimbursed advisory expenses paid by BDT & MSD on behalf of the Company.

The Company may be engaged from time-to-time by affiliated entities to perform either advisory or placement services. For the year ended December 31, 2023, the Company earned an aggregate of $29,860,232 in revenue from affiliated entities for performing such services.

## 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company maintains a bank account with a balance that may exceed federally insured limits. To mitigate this risk, the Company maintains its cash balance at a large well capitalized bank. The Company monitors exposure to credit risk. The Company's exposure associated with counterparty nonperformance on such financial instruments as of December 31, 2023 is limited to the amounts reflected on the statement of financial condition.

## 4. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to and investigated by regulators (e.g. the SEC or FINRA) may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company. Any such claims or disciplinary actions that are decided against the Company may harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which may result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company's financial position, results of its operations or cash flows. As of December 31, 2023, management is not aware of any commitments or contingencies that may have a material impact on the financial statements.

## 5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital equivalent to the greater of $100,000 or 6-2/3% of aggregated indebtedness, as these terms are defined. At December 31, 2023, the Company had net capital, as defined, of $16,305,931, which was $15,784,086 in excess of its required net capital of $521,845. The Company's percentage of aggregate indebtedness to net capital was 48.01% at December 31, 2023.

## 6. SUBSEQUENT EVENTS

Management has evaluated subsequent events for the Company through the date the financial statements were issued and has concluded that there are no subsequent events relevant for financial statement disclosure other than a $25,000,000 capital distribution made in January 2024 to the Member.

* * * * * *

## SUPPLEMENTAL SCHEDULE

## BDT & MSD PARTNERS, LLC

**COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934**
**DECEMBER 31, 2023**

**Schedule g**

| | | |
|---|---|---|
| **COMPUTATION OF NET CAPITAL** | | |
| MEMBER'S EQUITY | $ | 38,158,857 |
| NON-ALLOWABLE ASSETS | | (21,852,926) |
| OTHER DEDUCTIONS AND/OR CHARGES | | - |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | | 16,305,931 |
| HAIRCUTS ON SECURITIES POSITIONS | | - |
| NET CAPITAL | $ | 16,305,931 |
| **COMPUTATION OF AGGREGATE INDEBTEDNESS** | | |
| TOTAL LIABILITIES | | 7,827,669 |
| AGGREGATE INDEBTEDNESS | $ | 7,827,669 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness) | | 521,845 |
| MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER | $ | 100,000 |
| NET CAPITAL REQUIREMENT | $ | 521,845 |
| EXCESS NET CAPITAL | $ | 15,784,086 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 48.01% |

Note: There are no material differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Company's unaudited FOCUS report, Part II, Form X-17A-5, as of December 31, 2023, and filed on January 25, 2024.

# BDT & MSD Partners, LLC

(SEC I.D. No. 8-68263)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2023, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

**Deloitte & Touche LLP**
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel:+1 312 486 1000
Fax:+1 312 486 1486
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of BDT & MSD Partners, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of BDT & MSD Partners, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte + Touche LLP

February 9, 2024

We have served as the Company's auditor since 2009.

## BDT & MSD PARTNERS, LLC

### STATEMENT OF FINANCIAL CONDITION
### AS OF DECEMBER 31, 2023

| | | |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ | 24,133,600 |
| Restricted cash | | 100,000 |
| Advisory fees and expense reimbursement receivables | | 21,365,698 |
| Deposits and other receivables | | 387,228 |
| TOTAL ASSETS | $ | 45,986,526 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| LIABILITIES | | |
| Payable to BDT Capital Partners, LLC | $ | 5,060,145 |
| Deferred advisory revenues | | 2,625,818 |
| Accrued liabilities | | 21,500 |
| SIPC fee accrual | | 120,206 |
| Total Liabilities | | 7,827,669 |
| MEMBER'S EQUITY | | 38,158,857 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | 45,986,526 |

See accompanying notes to statement of financial condition.

## 1. ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

**Organization** — BDT & MSD Partners, LLC (the "Company") is a wholly owned subsidiary of BDT & MSD Holdings, L.P. (the "Member"). The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on April 30, 2009, and was approved by the SEC and FINRA as a broker-dealer on October 14, 2009, whereby the Company commenced operations as a broker-dealer.

**Nature of Operations** — The Company seeks to provide long term, unbiased, trusted, solution-based advice primarily to closely held companies and their senior leaders/owners in the following areas: merger and acquisition advice, capital sourcing and restructuring, analysis of public/private alternatives, dividend policy, family and management succession, family offices, governance, creation of family and management legacies, philanthropic initiatives, and generational stewardship of ownership or sale. The Company also acts as a placement agent in the private placement of securities.

**Use of Estimates** — The statement of financial condition was prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statement and related notes for the year presented. Actual results could differ from management's estimates.

**Deferred Advisory Revenues** — Fees for advisory retainer services are recognized as income as the services are rendered and based on the parameters defined in the respective engagement letters. Any fees received in advance of the services being performed are recorded as deferred advisory fees on the statement of financial condition.

**Cash and Cash Equivalents** — The Company has defined cash equivalents as highly liquid investments with original maturities of three months or less at the date of purchase that are not held for sale in the ordinary course of business. As of December 31, 2023, the balance reflected on the statement of financial condition represented cash held at a major United States banking institution.

**Restricted Cash** — The Company holds cash at a clearing broker in order to support underwriting activities. This amount is presented as a non-allowable asset in the Company's FOCUS reports and net capital calculations.

**Income Taxes** — The Company is a single member LLC and as such is not subject to federal or state income tax as taxable income is allocated to the Member for inclusion in the Member's tax returns. In accordance with the authoritative guidance for uncertainty in income taxes included within Financial Accounting Standards Board ("FASB") ASC 740, *Income Taxes*, the Company reviews and evaluates tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined that no reserves for uncertain tax positions were required. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

## 2. RELATED PARTY TRANSACTIONS

The Company, MSD Partners, LLC and BDT Capital Partners, LLC ("BDTCP" and collectively as "BDT & MSD"), both affiliated entities, have entered into an Administrative Service and Expense Agreement ("ASEA"), whereby BDT & MSD provide personnel, office space, furniture and equipment, information technology ("IT") and telecommunications systems, insurance, market data, legal, accounting and compliance support and other services to the Company. The costs, both fixed and variable, are allocated using the methodology defined in the ASEA, which is subject to periodic review and modification by BDT & MSD. Salaries, benefits, incentive compensation, rent, utilities and other occupancy costs are allocated based on monthly time allocations. IT, market data, telecommunications, insurance, training and other costs are prorated based on the time allocated to the respective personnel.

Further, as an administrative function, BDT & MSD pay various expenses on behalf of the Company (primarily legal costs, professional fees, certain regulatory fees and travel expenses to be reimbursed by advisory clients) for which BDT & MSD submit these expenses for reimbursement from the Company on a periodic basis.

The payable to BDT & MSD of $5,060,145 is included in Payable to BDT Capital Partners, LLC on the statement of financial condition and represents the amounts due under the ASEA as of December 31, 2023 as well as reimbursed advisory expenses paid by BDT & MSD on behalf of the Company.

## 3. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company maintains a bank account with a balance that may exceed federally insured limits. To mitigate this risk, the Company maintains its cash balance at a large well capitalized bank. The Company monitors exposure to credit risk. The Company's exposure associated with counterparty nonperformance on such financial instruments as of December 31, 2023 is limited to the amounts reflected on the statement of financial condition.

## 4. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to and investigated by regulators (e.g. the SEC or FINRA) may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company. Any such claims or disciplinary actions that are decided against the Company may harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which may result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company's financial position. As of December 31, 2023, management is not aware of any commitments or contingencies that may have a material impact on the statement of financial condition.

## 5. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital equivalent to the greater of $100,000 or 6-2/3% of aggregated indebtedness, as these terms are defined. At December 31, 2023, the Company had net capital, as defined, of $16,305,931, which was $15,784,086 in excess of its required net capital of $521,845. The Company's percentage of aggregate indebtedness to net capital was 48.01% at December 31, 2023.

## 6. SUBSEQUENT EVENTS

Management has evaluated subsequent events for the Company through the date the statement of financial condition was issued and has concluded that there are no subsequent events relevant for financial statement disclosure other than a $25,000,000 capital distribution made in January 2024 to the Member.

* * * * * *

**Deloitte.**

**Deloitte & Touche LLP**
111 South Wacker Drive
Chicago, IL 60606-4301
USA
Tel: +1 312 486 1000
Fax: +1 423 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of BDT & MSD Partners, LLC:

401 N. Michigan Avenue
Suite 3100
Chicago, IL 60611

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2023. Management of BDT & MSD Partners, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting the Company and SIPC (the "specified parties") in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness, or the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed, and our associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with the attestation standards established by the American Institute of Certified Public Accountants and the standards of the Public Company Accounting Oversight Board

(United States). We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC, and is not intended to be, and should not be, used by anyone other than these specified parties.

Deloitte + Touche LLP

February 9, 2024

SIPC-7 (36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

## General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2023

(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68263 FINRA DEC
BDT & MSD PARTNERS LLC
401 N MICHIGAN AVE STE 3100
CHICAGO, IL 60611-4251

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

MICHAEL BURNS 312-660-7308

2. A. General Assessment (item 2e from page 2) $185,456
   B. Less payment made with SIPC-6 filed (**exclude interest**) (65,250)
      7/25/2023
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $120,206
   G. **PAYMENT: √ the box**
      **Check mailed to P.O. Box** ☑ **Funds Wired** ☐ **ACH** ☐
      **Total (must be same as F above)** $120,206
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BDT & MSD Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 29 day of JANUARY, 20 23.

CHIEF FINANCIAL OFFICER
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2023
and ending 12/31/2023

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $123,637,427 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 0 |
| 2d. SIPC Net Operating Revenues | $123,637,427 |
| 2e. General Assessment @ .0015 | $185,456 |
| | (to page 1, line 2.A.) |

# EXEMPTION REPORT AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON

# Deloitte.

**Deloitte & Touche LLP**
111 South Wacker Drive
Chicago, IL 60606-4301
USA

Tel:+1 312 486 1000
Fax:+1 312 486 1486
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Member of BDT & MSD Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report (the "Exemption Report"), in which (1) BDT & MSD Partners, LLC's (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2023. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte + Touche LLP

February 9, 2024

**BDT & MSD Partners LLC's Exemption Report**

BDT & MSD Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240. 15c3-3 under the following provisions of 17 C.F.R. § 240. 15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240. 15c3-3(k) throughout the most recent fiscal year without exception.

By: ____________________ Date: 2/9/24

Michael E. Burns
Chief Financial Officer